Exhibit 99.2

Hello Everyone,

My name is Gemma from the Acquisitions team here at Masterworks.

Today we’re thrilled to bring you xOxgxgxix xixlx xdxoxdxixcxexsxixmxox xdxexlx xqxuxixnxtxox xmxexsxex xaxnxnxox xuxnxox xnxoxvxex xoxtxtxox xnxoxvxex, by the talented artist, Alighiero Boetti.

Alighiero Boetti is one of the most important post- war Italian artists, best known for his contributions to the movements of Arte Povera and Conceptual Art.

The Artwork is a prime example of Alighiero Boetti’s Arazzi series, which he created during the 1980s and 1990s. Alighiero Boetti used mathematical principles and poetic language to embroider coded words and phrases into large, multi-colored grid compositions for his Arazzi. The Artwork is medium-scale embroidered Arazzi, which features a vibrant multi- colored 25 by 25 square grid composition.

So why do we like this work? Three reasons:

One: As of November 20, 2023, the average prices for Boetti’s tapestries have grown at an annualized rate of 31% between 2019 to 2023.

Two: We believe this work has high upside potential with an attractive historical price appreciation for similar works of 15.5% from October 26, 1990, to May 27, 2023.

Three: Auction records for artworks similar in style, period, and size are led by Oggi trentesimo giorno dell’ottavo mese dell’anno novecento ottantotto, which sold for $781,475 at Sotheby’s Milan on April 13, 2022, and Oggi il diciassettesimo giorno del sesto mese dell’anno millenovecentoottantotto, which sold for about $615,468 at Dorotheum Vienna on June 23, 2021

Thank you for joining us, and we look forward to bringing you this breathtaking work by Alighiero Boetti.